UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1)

21VIANET GROUP, INC.

(Name of Issuer)

American Depositary Shares,
each representing six Class A ordinary shares, par value US$0.00001 per share

 (Title of Class of Securities)

90138A996

 (CUSIP Number)

Jonathan Selvadoray
Temasek International Pte. Ltd.
60B Orchard Road, #06-18 Tower 2
The Atrium@Orchard
Singapore  238891
Telephone: +65 6828 2442

With Copies to:
Miranda So
Davis Polk & Wardwell
Hong Kong Club Building
3A Chater Road
Central, Hong Kong
Telephone: + 852 2533 3300

 (Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

December 1, 2014

 (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-l(f) or 240.13d-l(g), check the following box.  ☐

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Exchange Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	90138A996
1.	Names of Reporting Persons. Esta Investments Pte. Ltd.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Singapore
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power 0
	8.	Shared Voting Power 40,000,000 Class A ordinary shares
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 40,000,000 Class A ordinary shares
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 40,000,000 Class A ordinary shares
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) Approximately 11.59% of the Class A ordinary shares1
14.	Type of Reporting Person (See Instructions) CO

1 Represents approximately 4.76% of the voting power of the ordinary shares of the Issuer. Represents approximately 10.13% of the total ordinary shares of the Issuer assuming conversion of all outstanding Class B ordinary shares into Class A ordinary shares. Based on 345,257,775 Class A ordinary shares and 49,430,544 Class B ordinary shares outstanding as of December 1, 2014 as communicated by the Issuer to the Reporting Persons on December 1, 2014.

CUSIP No.	90138A996
1.	Names of Reporting Persons. Tembusu Capital Pte. Ltd.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Singapore
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power 0
	8.	Shared Voting Power 40,000,000 Class A ordinary shares
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 40,000,000 Class A ordinary shares
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 40,000,000 Class A ordinary shares
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) Approximately 11.59% of the Class A ordinary shares2
14.	Type of Reporting Person (See Instructions) CO

2 Represents approximately 4.76% of the voting power of the ordinary shares of the Issuer. Represents approximately 10.13% of the total ordinary shares of the Issuer assuming conversion of all outstanding Class B ordinary shares into Class A ordinary shares. Based on 345,257,775 Class A ordinary shares and 49,430,544 Class B ordinary shares outstanding as of December 1, 2014 as communicated by the Issuer to the Reporting Persons on December 1, 2014.

CUSIP No.	90138A996
1.	Names of Reporting Persons. Temasek Holdings (Private) Limited
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Singapore
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power 0
	8.	Shared Voting Power 40,000,000 Class A ordinary shares
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 40,000,000 Class A ordinary shares
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 40,000,000 Class A ordinary shares
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) Approximately 11.59% of the Class A ordinary shares3
14.	Type of Reporting Person (See Instructions) CO

3 Represents approximately 4.76% of the voting power of the ordinary shares of the Issuer. Represents approximately 10.13% of the total ordinary shares of the Issuer assuming conversion of all outstanding Class B ordinary shares into Class A ordinary shares. Based on 345,257,775 Class A ordinary shares and 49,430,544 Class B ordinary shares outstanding as of December 1, 2014 as communicated by the Issuer to the Reporting Persons on December 1, 2014.

This Amendment No. 1 to Schedule 13D (this “Amendment No. 1”) amends and supplements the Schedule 13D filed on October 25, 2013 (the “Original Schedule 13D” and, together with this Amendment No. 1, the “Statement”), and is being filed on behalf of Esta Investments Pte. Ltd., a company incorporated under the laws of Singapore (“Esta”), Tembusu Capital Pte. Ltd., a company incorporated under the laws of Singapore (“Tembusu”), and Temasek Holdings (Private) Limited, a company incorporated under the laws of Singapore (“Temasek Holdings”, together with Esta and Tembusu, the “Reporting Persons”) in respect of the American Depositary Shares (the “ADSs”), each representing six Class A ordinary shares, par value $0.00001 per share (the “Class A Ordinary Shares”), of 21Vianet Group, Inc., a company incorporated under the laws of the Cayman Islands (the “Issuer”), with its principal executive office located at M5, 1 Jiuxianqiao East Road, Chaoyang District, Beijing 100016, The People’s Republic of China.

This Amendment No. 1 is being filed by the Reporting Persons to report the execution by Esta and the Issuer of a Purchase Agreement with respect to the subscription by Esta of certain Class A Ordinary Shares in the form of ADSs of the Issuer.

Unless otherwise stated herein, the Original Schedule 13D remains in full force and effect. All capitalized terms used in this Amendment No. 1 but not defined herein shall have the meanings ascribed thereto in the Original Schedule 13D.

Item 2.  Identity and Background

Item 2 of the Statement (including Schedule A attached thereto) is hereby amended and restated in its entirety as follows:

This Schedule 13D is jointly filed on behalf of Esta Investments Pte. Ltd., a company incorporated under the laws of Singapore (“Esta”), Tembusu Capital Pte. Ltd., a company incorporated under the laws of Singapore (“Tembusu”), and Temasek  Holdings (Private) Limited, a company incorporated under the laws of Singapore (“Temasek Holdings”). The principal business address of each of Esta, Tembusu and Temasek Holdings is 60B Orchard Road, #06-18 Tower 2, The Atrium@Orchard, Singapore, 238891. The principal business of each of Esta, Tembusu and Temasek Holdings is investment holding.

Esta is a wholly-owned subsidiary of Tembusu, which is in turn a wholly-owned subsidiary of Temasek Holdings.

The name, business address, present principal occupation and citizenship of the directors and executive officers of each of the Reporting Persons are set forth in Schedule A attached hereto, which is incorporated herein by reference.

Neither the Reporting Persons nor, to the best knowledge of each of the Reporting Persons, any of the persons listed in Schedule A has, during the last five years, been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in his or its being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 4.  Purpose of Transaction

Item 4 of the Statement is hereby amended and supplemented by inserting the following paragraphs before the last paragraph of Item 4:

On December 1, 2014, the Issuer entered into a Purchase Agreement (the “2014 Purchase Agreement”) with Esta, pursuant to which the Issuer agreed to issue and allot to Esta, and Esta agreed to purchase and subscribe from the Issuer, 24,668,020 Class A Ordinary Shares in the form of ADSs at the closing, for an aggregate purchase price of $74,004,060.00. The transactions contemplated by the 2014 Purchase Agreement are subject to customary closing conditions.

A copy of the 2014 Purchase Agreement is attached hereto as Exhibit 99.5, and is incorporated by reference herein. The foregoing descriptions of the 2014 Purchase Agreement and the transactions contemplated thereby do not purport to be complete and are subject to, and qualified in their entirety by, the full text of such agreement attached hereto as Exhibit 99.5.

Item 5.  Interest in Securities of the Issuer

Item 5 of the Statement is hereby amended and restated in its entirety as follows:

The information set forth or incorporated in Items 2, 3 and 4 herein is incorporated herein by reference.

(a) — (b)

Esta is the beneficial owner of 40,000,000 Class A Ordinary Shares (in the form of 6,666,667 ADSs), representing approximately 11.59% of the outstanding Class A Ordinary Shares, 10.13% of all ordinary shares and approximately 4.76% of the voting power of the ordinary shares of the Issuer. Esta has shared power over the voting and disposition of such Class A Ordinary Shares. The foregoing is based on 345,257,775 Class A Ordinary Shares and 49,430,544 Class B ordinary shares outstanding as of December 1, 2014, as communicated by the Issuer to the Reporting Persons on December 1, 2014. Class A Ordinary Shares hold one vote per share and Class B ordinary shares hold ten votes per share.

Tembusu, through its ownership of Esta, may be deemed to share voting and dispositive power over the Class A Ordinary Shares beneficially owned by Esta.

Temasek Holdings, through its ownership of Tembusu, may be deemed to share voting and dispositive power over the Class A Ordinary Shares beneficially owned by Tembusu and Esta.

(c) Except as described in this Statement, there have been no transactions by the Reporting Persons in securities of the Issuer during the past sixty days. To the knowledge of the Reporting Persons, there have been no transactions by any director or executive officer of any of the Reporting Persons in securities of the Issuer during the past sixty days.

(d) Not applicable.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 of the Statement is hereby amended and restated in its entirety as follows:

The information set forth and incorporated in Item 4 (other than the last paragraph) of this Schedule 13D is hereby incorporated by reference herein.

Item 7.  Material to be Filed as Exhibits

Item 7 of the Statement is hereby amended and supplemented by adding the following exhibit:

Exhibit 99.5.	Purchase Agreement, dated as of December 1, 2014, between the Issuer and Esta.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: December 2, 2014

ESTA INVESTMENTS PTE. LTD.

By:	/s/ Ang Peng Huat
Name: Ang Peng Huat
Title: Authorised Signatory

TEMBUSU CAPITAL PTE. LTD.

By:	/s/ Goh Bee Kheng
Name: Goh Bee Kheng
Title: Director

TEMASEK HOLDINGS (PRIVATE) LIMITED

By:	/s/ Choo Soo Shen Christina
Name: Choo Soo Shen Christina
Title: Authorised Signatory

SCHEDULE A

The name, business address and present principal occupation of each director and executive officer of the Reporting Persons is set forth below.

Esta Investments Pte. Ltd.

Position	Name and Business Address	Present Principal Occupation	Citizenship
Director	Lim Kim Hwee c/o 60B Orchard Road #06-18 Tower 2, The Atrium@Orchard, Singapore 238891	Director – Operations Temasek International Pte. Ltd.	Singapore Citizen
Director	Ray Parangam c/o 60B Orchard Road #06-18 Tower 2, The Atrium@Orchard, Singapore 238891	Director – Organisation and People Temasek International Pte. Ltd.	Indian Citizen

Tembusu Capital Pte. Ltd.

Position	Name and Business Address	Present Principal Occupation	Citizenship
Director	Cheong Kok Tim c/o 60B Orchard Road #06-18 Tower 2, The Atrium@Orchard, Singapore 238891	Managing Director – Legal & Regulations Temasek International Pte. Ltd.	Singapore Citizen
Director	Goh Bee Kheng c/o 60B Orchard Road #06-18 Tower 2, The Atrium@Orchard, Singapore 238891	Managing Director – Finance Temasek International Pte. Ltd.	Singapore Citizen

Temasek Holdings (Private) Limited

Position	Name and Business Address	Present Principal Occupation	Citizenship
Chairman & Director	Lim Boon Heng 60B Orchard Road, #06-18 Tower 2, The Atrium@Orchard, Singapore 238891	Chairman Temasek Holdings (Private) Limited	Singapore Citizen
Deputy Chairman	Cheng Wai Keung 3 Killiney Road #10-01 Winsland House 1 Singapore 239519	Chairman and Managing Director Wing Tai Holdings Limited	Singapore Citizen
Director	Kua Hong Pak	Managing Director and Group CEO	Singapore Citizen

Position	Name and Business Address	Present Principal Occupation	Citizenship
	205 Braddell Road, East Wing 7th Floor Singapore 579701	ComfortDelGro Corporation Limited
Director	Goh Yew Lin 50 Raffles Place, #33-00 Singapore Land Tower Singapore 048623	Managing Director G.K. Goh Holdings Limited	Singapore Citizen
Director	Teo Ming Kian Caldecott Broadcast Centre, Andrew Road Singapore 299939	Chairman, MediaCorp Pte. Ltd.	Singapore Citizen
Director	Marcus Wallenberg SE-106 40 Stockholm, Sweden	Chairman Skandinaviska Enskilda Banken, Saab AB and Foundation Asset Management Sweden AB	Swedish Citizen
Director	Lien Jown Leam Michael One Raffles Place (formerly known as OUB Centre) #51-00 Singapore 048616	Executive Chairman Wah Hin and Company Private Limited	Singapore Citizen
Director	Wong Yuen Kuai Lucien One Marina Boulevard #28-00 Singapore 018989	Chairman and Senior Partner Allen & Gledhill LLP	Singapore Citizen
Director	Robert Bruce Zoellick c/o 101 Constitution Avenue, NW Suite 1000 East Washington, DC 20001	Chairman, Goldman Sachs International Advisors	United States Citizen
Director	Chin Yoke Choong Bobby c/o Interlocal Exim Pte Ltd 2 Kim Chuan Lane, Kong Siang Group Building Singapore 532072	Deputy Chairman, NTUC Enterprise Cooperative Limited	Singapore Citizen
Director	Ng Chee Siong Robert 11th -12th Floors, Tsim Sha Tsui Centre,	Chairman, Sino Land Company Ltd.	Singapore Citizen/ Hong Kong Citizen

Position	Name and Business Address	Present Principal Occupation	Citizenship
Salisbury Road, Tsim Sha Tsui, Kowloon, Hong Kong
Executive Director & CEO	Ho Ching 60B Orchard Road, #06-18 Tower 2, The Atrium@Orchard, Singapore 238891	Executive Director and CEO Temasek Holdings (Private) Limited	Singapore Citizen
President, Temasek International Pte. Ltd.	Gregory L. Curl 60B Orchard Road, #06-18 Tower 2, The Atrium@Orchard, Singapore 238891	President Temasek International Pte. Ltd.	United States Citizen
President, Temasek International Pte. Ltd.	Lee Theng Kiat 60B Orchard Road, #06-18 Tower 2, The Atrium@Orchard, Singapore 238891	President Temasek International Pte. Ltd.	Singapore Citizen
Co-Head, Corporate Development Group, Head, Organisation & People, Temasek International Pte. Ltd.	Chan Wai Ching 60B Orchard Road, #06-18 Tower 2, The Atrium@Orchard, Singapore 238891	Co-Head, Corporate Development Group, Head, Organisation & People, Temasek International Pte. Ltd.	Singapore Citizen
Head, Strategic & Public Affairs, Temasek International Pte. Ltd.	Cheo Hock Kuan 60B Orchard Road, #06-18 Tower 2, The Atrium@Orchard, Singapore 238891	Head, Strategic & Public Affairs, Temasek International Pte. Ltd.	Singapore Citizen
Head, Investment Group, Co-Head, China, Co-Head, Credit Portfolio, Temasek International Pte. Ltd.	Chia Song Hwee 60B Orchard Road, #06-18 Tower 2, The Atrium@Orchard, Singapore 238891	Head, Investment Group, Co-Head, China, Co-Head, Credit Portfolio, Temasek International Pte. Ltd.	Singapore Citizen
Head, Enterprise Development Group, Head, Singapore, Co-Head, Americas, Temasek International Pte. Ltd.	Dilhan Pillay Sandrasegara 60B Orchard Road, #06-18 Tower 2, The Atrium@Orchard, Singapore 238891	Head, Enterprise Development Group, Head, Singapore, Co-Head, Americas, Temasek International Pte. Ltd.	Singapore Citizen

Position	Name and Business Address	Present Principal Occupation	Citizenship
Co-Head, Markets Group, Head, Consumer & Real Estate, Head, South East Asia, Temasek International Pte. Ltd.	Heng Chen Seng David 60B Orchard Road, #06-18 Tower 2, The Atrium@Orchard, Singapore 238891	Co-Head, Markets Group, Head, Consumer & Real Estate, Head, South East Asia, Temasek International Pte. Ltd.	Singapore Citizen
Head, Corporate Development Group, Chief Financial Officer, Co-Head, Portfolio Management, Temasek Holdings (Private) Limited	Leong Wai Leng 60B Orchard Road, #06-18 Tower 2, The Atrium@Orchard, Singapore 238891	Head, Corporate Development Group, Chief Financial Officer, Co-Head, Portfolio Management, Temasek Holdings (Private) Limited	Singapore Citizen
Co-Head, Enterprise Development Group, Head, Industrials, Head, Australia & New Zealand, Head, Africa & Middle East, Temasek International Pte. Ltd.	Nagi Adel Hamiyeh 60B Orchard Road, #06-18 Tower 2, The Atrium@Orchard, Singapore 238891	Co-Head, Enterprise Development Group, Head, Industrials, Head, Australia & New Zealand, Head, Africa & Middle East, Temasek International Pte. Ltd.	Singapore Citizen
Senior Managing Director, Enterprise Development Group, Temasek International Pte. Ltd.	Neil Garry McGregor 60B Orchard Road, #06-18 Tower 2, The Atrium@Orchard, Singapore 238891	Senior Managing Director, Enterprise Development Group, Temasek International Pte. Ltd.	New Zealand Citizen
General Counsel, Temasek International Pte. Ltd.	Pek Siok Lan 60B Orchard Road, #06-18 Tower 2, The Atrium@Orchard, Singapore 238891	General Counsel Temasek International Pte. Ltd.	Singapore Citizen
Head, Telecom, Media & Technology, Co-Head, India, Co-Head, Africa & Middle East, Temasek International Pte. Ltd.	Ravi Mahinder Lambah 60B Orchard Road, #06-18 Tower 2, The Atrium@Orchard, Singapore 238891	Head, Telecom, Media & Technology, Co-Head, India, Co-Head, Africa & Middle East, Temasek International Pte. Ltd.	Indian Citizen
Co-Head, Investment Group, Co-Head, Portfolio &	Rohit Sipahimalani 60B Orchard Road,	Co-Head, Investment Group, Co-Head, Portfolio & Strategy Group,	Singapore Citizen

Position	Name and Business Address	Present Principal Occupation	Citizenship
Strategy Group, Head, Energy & Resources, Head, India, Head, Portfolio Strategy & Value Management, Temasek International Pte. Ltd.	#06-18 Tower 2, The Atrium@Orchard, Singapore 238891	Head, Energy & Resources, Head, India, Head, Portfolio Strategy & Value Management, Temasek International Pte. Ltd.
Head, Markets Group, President, Americas, Head, Credit Portfolio, Temasek International Pte. Ltd.	Sim Hong Boon 60B Orchard Road, #06-18 Tower 2, The Atrium@Orchard, Singapore 238891	Head, Markets Group, President, Americas, Head, Credit Portfolio, Temasek International Pte. Ltd.	United States Citizen
Head, Portfolio and Strategy Group, Head, Europe, Head, Portfolio Management, Head, Strategy, Co-Head, Singapore, Temasek International Pte. Ltd.	Tan Chong Lee 60B Orchard Road, #06-18 Tower 2, The Atrium@Orchard, Singapore 238891	Head, Portfolio and Strategy Group, Head, Europe, Head, Portfolio Management, Head, Strategy, Co-Head, Singapore, Temasek International Pte. Ltd.	Singapore Citizen
Head, China Temasek International Pte. Ltd.	Wu Yibing 60B Orchard Road, #06-18 Tower 2, The Atrium@Orchard, Singapore 238891	Head, China Temasek International Pte. Ltd.	United States Citizen
Senior Managing Director, Europe, Co-Head, Industrials, Temasek International (Europe) Limited	Benoit Louis Marie Francois Valentin 23 King Street London SW1Y 6QY United Kingdom	Senior Managing Director, Europe, Co-Head, Industrials, Temasek International (Europe) Limited	France Citizen